PURCHASE AGREEMENT


     Merrimac Series, a trust organized under Delaware law (the "Trust"), and Funds Distributor, Inc., a Massachusetts corporation (the "Distributor), hereby agree as follows:

          1. The Trust hereby offers the Distributor and the Distributor hereby agrees to purchase 100,000 shares, par value $.001 per share of the Premium Class of the Merrimac Cash Series (hereinafter the "Shares"). The Distributor hereby acknowledges receipt of a purchase confirmation reflecting the purchase of the Shares, and the Trust hereby acknowledges receipt from the Distributor of cash in the amount of $100,000 in full payment for the Shares.

          2. The Distributor represents and warrants to the Trust that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.

          3. The Distributor agrees that if it redeems the Shares prior to the fifth anniversary of the date the Trust begins its investment activities, the Distributor will pay to the Trust an amount equal to the number resulting from multiplying the Trust's total unamortized organizational expenses by a fraction, the numerator of which is equal to the number of shares of that Series redeemed by the Distributor and the denominator of which is equal to the number of shares of that Series outstanding as of the date of such redemption, as long as the administrative position of the staff of the Securities and Exchange Commission requires such reimbursement.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 15th day of June, 1998.

MERRIMAC SERIES                       FUNDS DISTRIBUTOR, INC.


By: /s/ Paul J. Jasinski              By: /s/ Marie E. Connolly

Its: Treasurer and Chief Financial    Its: President and Chief Executive Officer
     Officer